As filed with the Securities and Exchange Commission on February 8, 2001
                                                              File No. 333-48312
                                                                       ---------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form SB-1/A

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              FREEWILLPC.COM, INC.
             (Exact name of registrant as specified in its charter)

     Nevada                               522200                 75-2877111
------------------             --------------------------    -------------------
(State or jurisdiction of       (Primary Industrial             I.R.S. Employer
incorporation or organization)  Classification Code No.)      Identification No.

        709-B West Rusk, Suite 500, Rockwall, Texas 75087 (972) 772-5930
       ------------------------------------------------------------------
   (Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

                                  David McCune
        709-B West Rusk, Suite 500, Rockwall, Texas 75087 (972) 772-5930
        ----------------------------------------------------------------
 (Name, address, including zip code, and telephone number, including area code of agent for service)

         Copies to:         Lamberth & Stewart, PLLC
         ---------
                                Attorneys at Law
                     2840 Lincoln Plaza, 500 N. Akard Street
                               Dallas, Texas 75201
                                 (214) 740-4270

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                         CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------

Title of Each           Amount         Proposed Maximum     Proposed              Amount of
Class of Securities     To be          Offering Price       Maximum Aggregate     Registration
to be Registered        Registered     Per Share (1)        Offering Price (1)    Fee
----------------------------------------------------------------------------------------------

Common stock,
$0.001 par value
Minimum                   200,000      $0.25                $   50,000            $269
Maximum                 2,000,000      $0.25                $  500,000            $269

----------------------------------------------------------------------------------------------

Total maximum           2,000,000      $0.25                $ 500,000             $269 (2)


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

(1) Estimated solely for the purpose of calculating the registration fee.
(2) Represents minimum fee.

                                                         Initial public offering
                                                         prospectus
                              FreewillPC.com, Inc.

                Minimum of 200,000 shares of common stock, and a
                   Maximum of 2,000,000 shares of common stock
                                 $0.25 per share

We are making a best efforts offering to sell common stock in our company. The common stock will be sold by our sole officer and director, David McCune. The offering price was determined arbitrarily and we will raise a minimum of $50,000 and a maximum of $500,000. The funds will be held in escrow by an attorney until the minimum amount is sold, at which time the funds will be released to the company and stock certificates issued. The offering will end on July 31, 2001 and should we not sell the minimum amount, the funds will promptly be returned to investors, and no interest will be paid on these funds.

The Offering:
                                    Per Share        Minimum      Maximum
Public Offering Price . . .           $0.25          $ 50,000     $500,000


There is currently no market for our securities and no market may ever develop for our securities.
                          ----------------------------

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" Beginning on Page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                          -----------------------------


                    This Prospectus is dated February 8, 2001

                               PROSPECTUS SUMMARY

OUR COMPANY


         We were incorporated on June 13, 2000 in the State of Nevada. Our executive offices are located at 709-B West Rusk, Suite 500, Rockwall, Texas 75087, and our telephone number is (972) 772-5930. We are engaged in the sale of computers and computer peripheral products over the internet. The funds from this offering will allow us to advertise, make strategic marketing alliances and make agreements with other suppliers in order to increase sales. The minimum funds raised in this offering will take us to a point where we reach the operating stage.



THE OFFERING
                                                   Minimum           Maximum
                                                   ---------         ---------
Common stock offered                                 200,000         2,000,000
Total shares outstanding after this offering       4,400,000         6,200,000

Officers, directors and their affiliates will not be able to purchase shares in this offering.

USE OF PROCEEDS

Most of the money you invest will represent proceeds to the company. We will use the proceeds from this offering to:
         o        pay expenses of this offering
         o        develop our website to offer more products and better service
         o        marketing and general working capital

                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision.


We are a recently formed company, formed in the State of Nevada on June 13, 2000, with limited activity and losses that may continue for the foreseeable future.

         We have not achieved profitability and expect to continue to incur net losses for the foreseeable future. We expect to incur significant operating expenses and, as a result, will need to generate significant revenues to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. If we are unable to achieve profitability, your investment in our common stock may decline or become worthless.

We rely on our sole officer for decisions and he will retain substantial control over our business after the offering and may make decisions that are not in the best interest of all stockholders.

         Upon completion of this offering, our sole officer will, in the aggregate, beneficially own approximately 90.9% (or 64.5% if maximum is sold) of the outstanding common stock. As a result, our sole officer will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. He will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could materially cause the value of our stock to decline or become worthless.

We may have to raise additional capital which may not be available or may be too costly.

         Our capital requirements are and will continue to be more than our operating income. We do not have sufficient cash to indefinitely sustain operating losses. Our potential profitability depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. We cannot assure you that we will be able to operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund operations through September 2001. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We anticipate seeking additional financing through debt or equity offerings. We cannot assure you that additional financing will be available to us, or, if available, any financing will be on terms acceptable or favorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed and we otherwise may not be able to execute our business plan, all of which may have a material adverse effect on our operations; if this happens, the value of your investment will decline and may become worthless.

We may experience difficulties with our suppliers, we may experience delays, be forced to purchase elsewhere at higher prices or lose customers.


         We are dependent on one supplier for 100% of our custom built products and others to drop ship peripheral products and are dependent on them to supply them to us on a timely basis. Our agreement with this supplier is not written which we do not consider a risk because the market for these type of services is so competitive, that we could make similar arrangements with other companies, should our current supplier have problems. This supplier is not an affiliate of our company or of our sole officer and director. We do not produce our own products and purchase inventory to ship only after we have received an order. It is possible that events beyond our control may affect the ability of our supplier(s) to deliver merchandise to us or to our customers. Any such event could negatively affect our business since customer orders are often time-sensitive and any delays by our suppliers could cause us to lose customers. If this happens, the value of your investment will decline or could become worthless.



                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus.


                                    DILUTION

         If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering.

         The projected book value of our common stock as of December 31, 2000 was $6,242 or $0.001 per share. Projected book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.

         After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds (at an initial public offering price of $0.25 per share, after deducting estimated offering expenses), our projected book value as of December 31, 2000 would be approximately $39,473 or $0.01 per share, if the minimum is sold, and $472,473 or $0.08 per share, if the maximum is sold.

         This means that if you buy stock in this offering at $0.25 per share, you will pay substantially more than our current shareholders. The following represents your dilution:
          o if the minimum of 200,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.25 to $0.01 per share and an immediate increase in book value per common share to our current stockholders.
          o if the maximum of 2,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.25 to $0.08 per share and an immediate increase in book value per common share to our current stockholders.

The following table illustrates this per share dilution:
--------------------------------------------------------
                                                            Minimum     Maximum
Assumed initial public offering price                        $0.25       $0.25

Projected book value as of December 31, 2000                 $0.001      $0.001
Projected book value after this offering                     $0.01       $0.08
Increase attributable to new stockholders:                   $0.01       $0.08

Projected book value
    as of December 31, 2000 after this offering              $0.01       $0.08
Decrease to new stockholders                                ($0.24)     ($0.17)
Percentage dilution to new stockholders                       96 %        68 %

         The following table summarizes on a projected basis as of December 31, 2000, shows the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:


Minimum offering
----------------
                             Number                 Percent                             Average
                            of shares              of shares            Amount          price per
                              owned                  owned                paid            share           % paid
-------------------------------------------------------------------------------------------------------------------

Current
shareholders                4,200,000                95.5              $  14,000        $ 0.006            18.9






                                                        5




New investors                 200,000                 4.5             $  50,000        $ 0.25              81.1
                           ----------------------------------------------------------------------------------------

Total                       4,400,000               100.0             $  74,000                           100.0

Maximum offering
----------------
                             Number                 Percent                             Average
                            of shares              of shares            Amount          price per
                              owned                  owned               paid            share           % paid
-------------------------------------------------------------------------------------------------------------------
Current
shareholders                4,200,000                67.7             $  14,000        $ 0.003              2.7

New investors               2,000,000                32.3             $ 500,000        $ 0.25              97.3
                           ----------------------------------------------------------------------------------------

Total                       6,200,000               100.0             $ 514,000                           100.0


                              PLAN OF DISTRIBUTION

         This is a direct participation offering of our common stock and is being sold on our behalf by our sole officer and director, who will receive no commission on such sales. All sales will be made by personal contact by our sole officer and director, David McCune. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Mr. McCune, introduced to Mr. McCune and personally contacted by him or referred to him.

         The money we raise in this offering before the minimum amount is sold will be held under an escrow agreement with T. Alan Owen & Associates, P.C., Attorneys at Law. Such funds will be refunded immediately, without interest, if the minimum amount is not sold by July 31, 2001.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., the stock transfer company chosen by the company as soon as the minimum subscription amount is raised.


                                 USE OF PROCEEDS

         The total cost of the minimum offering is estimated to be $16,769, or $33,769 if the maximum is sold consisting primarily of legal, accounting and blue sky fees.

         The following table sets forth how we anticipate using the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:

                                                       $50,000        $500,000
--------------------------------------------------------------------------------
                                                       Minimum         Maximum




Legal, Accounting & Printing Expenses                    9,500          26,500
Other Offering Expenses                                  7,269           7,269
Net Proceeds to Company                                 33,231         466,231
                                                --------------       ---------
TOTAL                                                 $ 50,000       $ 500,000

The following describes each of the expense categories:
          o legal, accounting and printing expense is the estimated costs associated with this offering;
          o other offering expenses includes SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.

         The following table sets forth how we anticipate using the net proceeds to the company:

                                                       $50,000        $500,000
--------------------------------------------------------------------------------
                                                      Minimum          Maximum
Development of website                                $  2,500       $  50,000
Office equipment                                         4,000          46,000
Salaries                                                   -0-          78,000
Internet security                                          -0-          27,000
Advertising our website                                 19,000         215,000
Expenses in adding new products/services                 2,500          30,000
General corporate overhead                               5,231          20,231
                                                      ----------     ---------
Proceeds to company                                   $ 33,231       $ 466,231

         We have a fully operational website which is our main asset. To date, our internet activity is limited and we have little revenue from operations.


                             DESCRIPTION OF BUSINESS

         We were incorporated in Nevada on June 13, 2000. Our founder, David McCune is our sole director, officer and employee and broker of record and holds 4,000,000 shares of common stock which we issued to him for $4,000, composed of $500 cash and $3,500 of his services.


         As well as being a newly formed company, we:
         --------------------------------------------
         o    are controlled by one individual;
         o rely on our sole officer and director to manage the business, this offering and continuing operations to see us through to profitability;
         o    have  limited   operating   history  with  little   revenue  from
              operations;
         o operate in an industry with low barriers of entry which could add to our competition, and one in which there are many competitors already, many of which have much greater resources than we do; and

         o received a report from our independent certified public accountant who gave us a 'going concern' opinion which states that we do not have sufficient capital or operations to show that we can continue as a viable business for the coming year.

         We currently operate the website http//:www.freewillpc.com. We are a web-based retailer of built-to-order personal computers and brand name related peripherals, software, accessories and networking products. Our primary target customers are individual end users (IEU) and home based business (HBB) owners. Through an interactive web site, customers have the ability to browse the products offered by Freewill PC and order. We offer a broad selection of approximately 15,000 products targeted for business/home use at competitive prices.

         For custom built computers we depend upon one supplier who we can purchase all the parts for on an as needed basis and therefore we have no inventory for these items. We purchase them as we receive an order, build the computer and then ship the computer. For these computers, we will book the sale when it is shipped and the cost of sales for the amount we pay for the parts to build the computer. For all the peripheral items, we have them drop shipped and record only the profit as revenue for our financial reporting purposes.

Principal Products or Services and Their Markets.
------------------------------------------------

Freewill has two primary product delivery systems:

          o For those customers desiring basic technological peripherals and computer related items, they can choose from an on-line catalogue (under development) which we will have drop shipped from a supplier, receiving a "margin" or fee for originating the order.
          o We will custom build a computer to the specifications of a customer. The customer "points and clicks" the desired component and we contract for the unit to be built at a negotiated wholesale price. We then purchase the computer and re-sell it at our posted order price.

         We believe the majority of IEU's and HBB's are technologically literate and not only capable but also more disposed to ordering needful technological products over the Internet. This allows the purchaser to transact orders on a 24-hour-a-day, seven-day-a-week basis. We do not incur the overhead expenses generally associated with traditional storefront operations, thus allowing for lower operating costs.

         Customers enter FreewillPC.com through its home page www.freewillpc.com, which contains a listing of product categories that allows for easy exploration of current products and prices. We believe that price, product selection and availability, and service and support are the most important competitive factors in its industry.

Competitive Business Conditions.
-------------------------------

         The direct marketing and sale of personal computers and related products is highly competitive. FreewillPC.com competes with PC Connection, CDW Computer Centers, Inc., Insight Enterprises, Inc. and Micro Warehouse, Inc. We also compete with certain product manufacturers that sell directly to customers, such as Dell Computer Corporation and Gateway 2000, Inc., and more recently Compaq, IBM and Apple; distributors that sell directly to certain customers, such as MicroAge, Inc. and Vanstar Corporation; various cost-plus aggregators, franchisers, and national computer retailers, such as CompUSA, Inc. and Computer City; and companies with an Internet Web site and commercial on-line networks. Additional competition may arise if other new methods of distribution, such as broadband electronic software distribution, emerge in the future.

         We compete not only for customers, but will also in the future compete for favorable product allocations and cooperative advertising support from product manufacturers. Several of our competitors are larger and have substantially greater financial resources than we.

Method of distribution of products and services.
------------------------------------------------

E-business Strategy:
         Our marketing strategy is to promote the name FreewillPC and attract buyers to the FreewillPC.com website. To attract users to our website, we have relied on word of mouth and being one of many PC supply companies that come up on search engines. Going forward, we are contemplating sponsorship relationships with high traffic websites and agreements with search engines so that our site will be near the top/front of searches for our products. Future proposed marketing programs include the use of strategic purchases of online advertising to place advertisements in areas in which we believe we can reach our target audience

         In addition to the foregoing, we anticipate sales and revenues can be increased by:

          o    increase in the number and assortment of products carried;
          o    increase in outbound telemarketing and email marketing campaigns;
          o    increased buying prowess of computer users;
          o    increase in catalog (proposed and under development) circulation;
               and
          o improvements in inbound telemarketing and email marketing service productivity.

         The key elements of our business strategy includes:

          o    premium customer service;
          o    strong brand name and web-based franchise value;
          o    extensive product selection at competitive prices; and
          o    enhanced vendor relationships.

Growth Strategy:
----------------
         Our objective is to be a web-based provider of e-commerce PC related products. Key elements of our growth strategy include:

          o    partner with industry leaders to quickly acquire customers;
          o    increase penetration of our existing customer base;
          o broaden our product offerings to include higher margin products such as network servers and communications equipment.

         We plan to  target a  greater  number  of  existing  customers:
          o    with outbound telemarketing;
          o    more aggressively pursue first-to-market product offerings;
          o    provide  specialized   offerings  to  targeted  segments  of  our
               customer base; and
          o increase investments in electronic commerce and Internet related marketing opportunities.

         We believe that the higher projected growth for the direct marketing channel is primarily based on an increased user familiarity with PCs, coupled with the emergence of industry standards and component commonality, and the resultant increase in customer comfort with purchasing products without the need to "touch and feel" them. In addition, broader product offerings, lower prices and greater purchasing convenience that direct marketers generally provide over traditional retail stores and local dealers.

Status of product or services based on public information requiring an investment or material assets of the issuer.
         As we are a new company, we do not have any information that has been made public or that will require an investment or material asset of ours.

Sources and Availability of Raw Material.
----------------------------------------
         We do not use raw material in the traditional definition of the word. All products we sell are "finished" or "component" product.

Dependence on One or a Few Major Customers.
------------------------------------------
         We are not dependent on any one or a few major customers. Our customers are individuals ordering from our web site over the internet.

Need for Governmental Approval of Principal Products or Services.
----------------------------------------------------------------
         We are not aware of any governmental approval requirements to transact this type of business.

Effect of Existing or Probable Governmental Regulations on the Business.
-----------------------------------------------------------------------
         We are not aware of any probable governmental regulations on our business that would affect our operations.

Research and Development.
------------------------
         We have no research and development. We only sell built-to-order computers and computer peripheral equipment. We are not designing or selling anything newly created products.

Costs and Effects of Compliance with Environmental Laws.
-------------------------------------------------------
         We are not aware of nor do we anticipate any environmental laws with which we will have to comply.

Number of Employees.
-------------------
         We have one employee, the President.

Operations and Technology.
-------------------------
         We have built a basic transaction processing system. Our system handles all aspects of the sales process. The market in which we compete is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. Accordingly, our future success will depend our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to continually improve the performance, features and reliability of our service in response to competitive service and product offerings and evolving demands of the marketplace.

Additional information.
----------------------
         We have made no public announcements to date and have no additional or new products or services. In addition, we don't intend to spend funds in the field of research and development; no money has been spent or is contemplated to be spent on customer sponsored research activities relating to the development of new products, services or techniques; and we don't anticipate spending funds on improvement of existing products, services or techniques.


                               PLAN OF OPERATIONS

         Following is our plan of operations based upon the amount of capital we raise in this offering.

The following table sets forth how we anticipate using the net proceeds from our offering:


                                                   $50,000        $500,000
                                                   Minimum         Maximum
--------------------------------------------------------------------------------
Development of website                            $   2,500      $   50,000
Office equipment                                      4,000          46,000
Salaries                                                -0-          78,000
Internet security                                       -0-          27,000
Advertising for website                              19,000         215,000
Expenses in adding new products/services              2,500          30,000
General corporate overhead                            5,231          20,231
--------------------------------------------------------------------------------
Proceeds to company                               $ 33,231       $  466,231

Following is a discussion of each anticipated/proposed expense identified above:
o If the minimum amount is raised, we will dedicate 5% of the proceeds to further develop our website. Should the maximum be raised, we will dedicate 10% of the proceeds for this purpose. The reason for the greater percentage investment if a lower amount is raised is due to the fact our website is our primary asset and as such requires full operational functionality immediately for us to be competitive. Consequently, as time unfolds, we will invest less in our website both monetarily and as a percentage of revenues as the major investment would already have been made.
o Office equipment, although needful, will be scrutinized based on functional need and business application. Obviously, the more money we have the more flexibility we will have in purchasing office equipment.
o Salaries will not be paid if the minimum amount is raised. Should the maximum amount be raised, we will acknowledge this as a sign of market acceptance and therefore employ a seasoned and experienced management group to grow the company, beginning with a key executive, which we plan to compensate monetarily.
o Internet security is needful and demanded by consumers. Such security relates to confidentiality with respect to credit information, securing credit card transactions, and maintaining absolute privacy in the purchasing process.
o Typically, in the world of e-commerce, advertising on the "web" and in trade publications is the medium by which we can raise awareness of our company and our website. Consequently, advertising on the Internet is extremely critical to our success and future growth. As a result, we plan to dedicate significant resources to accomplish brand awareness.
o New products and services will expand proportionate to our free cash flow. Obviously, the more we raise in the initial offering the more investment we can make in product offerings.

o General corporate overhead relates to rent and lease expense, utilities, and basic facility needs.

         As presented, the net proceeds total $33,231 if the minimum offering amount is raised and at this level of funding, we will be profitable and operationally self sustaining and will not need to raise additional capital for operations. The net proceeds total $466,231 if the maximum amount is raised and this would give us the ability, not only to be profitable and self sustaining, but give us additional funds to promote, advertise and sell our products.


                             DESCRIPTION OF PROPERTY

         Our corporate facilities are shared with our sole officer and director which includes the use of telephones and equipment for $100.00 per month. This arrangement started in July 2000 and will continue until such time as the Company needs and can afford to lease its own office facilities.

         We also lease space on an internet service provider's server based upon the amount of memory we use.

             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         The directors and officers of the company, their ages and principal positions are as follows:

--------------------------------------------------------------------------------
         Name                   Age            Position
         David McCune           52             President; Secretary and Director

Background of Directors and Executive Officers:

David McCune. Mr. McCune graduated from Southwestern University, Waxahachie, Texas in 1973. Mr. McCune was in the U.S. Air Force for four years 1967-1970 and spent one year in Vietnam 1968-1969 Public speaker for 20 years and has been in the computer leasing business for 9 years. Mr McCune was Vice President of Sales of VAR Resources, Inc., a computer leasing company, from 1991 - 1993. Since that time, Mr. McCune has been a manager of computer leasing companies, working for MC Cambridge, Inc. from 1994 - 1995 and for LCS, LLC from 1996 to present.

         Initially, Mr. McCune will not spend full time on the activities of the company since his current activities would take up some of his time. In addition, the company's activities need very little time since most steps in the business of the company are automated. Mr. McCune's activities include managing a computer leasing business but can devote more and more time to the activities of the company as time goes on since the other employees can take over his functions at the computer leasing company and Mr. McCune can step aside from those responsibilities in a short time. Initially, he expects to spend five hours per week and increase that weekly time as the activities of the company require. Mr. McCune is prepared to devote himself full time to the success of the company.


                     REMUNERATION OF DIRECTORS AND OFFICERS

         Our sole officer and director has received no compensation other than the 3,500,000 shares of common stock he received for services on June 13, 2000 and has no employment contract with the company.

   Name of Person            Capacity in which he served       Aggregate
Receiving compensation         to receive remuneration        remuneration
--------------------------------------------------------------------------------
     David McCune           President, Secretary           3,500,000 shares
                               and Treasurer               of common stock

         Mr. McCune received the common stock upon formation of the company and it is impracticable to determine the cash value. Since the common stock was issued upon forming of our company for services performed which we cannot estimate the value since that work continues through the filing and effectiveness of this registration statement, with no other compensation to be granted for the work done on this filing.

         As of the date of this offering, we have no plans to pay any remuneration to anyone in or associated with our company. When we have funds and/or revenue, our board of directors will determine any remuneration at that time.

            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         On June 13, 2000 (date of inception), the president of the company received 4,000,000 shares of common stock which we issued to him for $4,000, composed of $500 cash and $3,500 of his services.

         On June 15, 2000, we entered into an agreement with a company to develop and link our website for which the company received a total of 200,000 shares valued at $10,000 or $0.05 per share.

         As of the date of this filing, there are no agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:

         o     a director or officer of the issuer;

         o     any principal security holder;

         o     any promoter of the issuer;

         o any relative or spouse, or relative of such spouse, of the above referenced persons.


                             PRINCIPAL SHAREHOLDERS

         The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 10% of the outstanding common stock, and all officers and directors of the company:

                           Name and Address           Amount owned
     Title                      of Owner              before offering   Percent
--------------------------------------------------------------------------------

President, Secretary       David McCune                  4,000,000       95.23%
    And Director           709-B West Rusk, Suite 500
                           Rockwall, Texas 75087
                                                        ----------    ---------
Total                                                    4,000,000       95.23%

After offering:    Minimum                               4,000,000       90.90%
--------------
                   Maximum                               4,000,000       64.52%


                            SECURITIES BEING OFFERED

         We are offering for sale common stock in our company at a price of $0.25 per share. We are offering a minimum of 200,000 shares and a maximum of 2,000,000 shares. The authorized capital in our company consists of 25,000,000 shares of common stock, $0.001 par value per share. As of December 31, 2000, we had 4,200,000 shares of common stock issued and outstanding.

         Every investor who purchases our common stock is entitled to one vote at meetings of our shareholders and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

         The existing stockholders have no preemptive rights to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors.


       RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

         The experts named in this registration statement were not hired on a contingent basis and have no direct or indirect interest in our company. Our attorney may purchase shares in this offering. Our certified public accountant may not purchase shares in this offering.


                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings at this time.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We have retained the same accountant, Charles E. Smith, as our independent certified public accountant since our inception on June 13, 2000. We have had no disagreements with him on accounting and disclosure issues.


              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Nevada law, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         We have no underwriting agreement and therefore no provision for indemnification of officers and directors is made in an underwriting by a broker dealer.


                                  LEGAL MATTERS

         Our attorney has passed upon the legality of the common stock issued before this offering and passed upon the common stock offered for sale in this offering. Our attorney is Lamberth & Stewart, PLLC, 2840 Lincoln Plaza, 500 N. Akard Street, Dallas, Texas 75201.


                                     EXPERTS

         The financial statements as of December 31, 2000, and for the period from inception (June 13, 2000) to December 31, 2000 of the company included in this prospectus have been audited by Charles E. Smith, independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting and auditing.


                                 DIVIDEND POLICY

     To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.


                                 TRANSFER AGENT

     We will serve as our own transfer agent and registrar for the common stock until such time as this registration is effective and we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 14675 Midway Road, Suite 221, Dallas, Texas 75244.

                                Charles E. Smith

                           Certified Public Accountant
                                 709-B West Rusk
                                    Suite 580
                              Rockwall, Texas 75087
                            ------------------------
                            TELEPHONE (214) 212-2307

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of FreewillPC.com, Inc.

         I have audited the accompanying balance sheets of FrewillPC.com, Inc. (a Nevada corporation and development stage company) as of December 31, 2000, and the related statements of income, stockholders' equity and accumulated deficit, and cash flows for the period from inception (June 13, 2000) to December 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FreewillPC.com, Inc. as of December 31, 2000, and the results of operations and its cash flows for the period from inception (June 13, 2000) to December 31, 2000 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The company is a start up enterprise and as such has not generated sales sufficient to cover its expenses which, as described in Note F to the financial statements, does not have capital resources to sustain losses which raises substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustment that might arise from the outcome of this uncertainty.


Charles E. Smith
Rockwall, Texas
January 29, 2000
                                       F-1

                              FREEWILLPC.COM, INC.
                           a Development Stage Company

                                 BALANCE SHEETS
                                December 31, 2000


                                     ASSETS
                                     ------
                                                                  Dec 31, 2000
                                                                ----------------
CURRENT ASSETS:
    Cash                                                                 $4,480

PROPERTY AND EQUIPMENT:
    Website (net of $1,945 amortization)                                  8,055

                                                                ----------------

TOTAL ASSETS                                                            $12,535
                                                                ================




                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

LIABILITIES
    Accounts payable                                                     $6,293

STOCKHOLDERS' EQUITY
    Common stock, $0.001 par value, 25,000,000 authorized,
         4,200,000 shares issued and outstanding                          4,200
    Additional paid-in-capital                                           10,400
    Deficit accumulated during the development stage                     (8,358)
                                                                ----------------
        Total Stockholders' Equity                                        6,242
                                                                ----------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $12,535
                                                                ================




















See accompanying notes                F-2

                              FREEWILLPC.COM, INC.
                           a Development Stage Company

                             STATEMENT OF OPERATIONS
           Period from inception (June 13, 2000) to December 31, 2000


                                                                  Period from
                                                                   Inception
                                                                (June 13, 2000)
                                                                      to
                                                                 Dec 31, 2000
                                                                ----------------

REVENUE:
    Sales                                                                $5,669

COST OF SALES:                                                            5,008
                                                                ----------------

GROSS PROFIT                                                                661

OPERATING EXPENSE:
    Depreciation and amortization                                         1,945
    Consulting - related party                                            3,500
    General and administrative                                            3,574
                                                                ----------------
        Total Operating Expense                                           9,019

                                                                ----------------

NET LOSS                                                                ($8,358)
                                                                ================



Weighted average shares outstanding                                   4,199,005
                                                                ================

Loss per share - basic and diluted                                       ($0.00)
                                                                ================





















See accompanying notes                F-3



                              FREEWILLPC.COM, INC.
                           a Development Stage Company

            STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
           Period from inception (June 13, 2000) to December 31, 2000



                                          Common  Stock                     Paid In
                                       Shares          Amount               Capital             Total
                                 ------------------------------------------------------    ----------------

Balance,
        June 13, 2000
        (date of inception)                  -0-             -0-                   -0-                 -0-

Shares issued on June 13, 2000 for:
           Cash                          500,000             500                                       500
           Services                    3,500,000           3,500                                     3,500

       June 15, 2000 for:
           Website development           200,000             200                 9,800              10,000

Paid in capital by shareholder:
       Quarter ended September 30                                                  300                 300
       Quarter ended December 31                                                   300                 300

Net Loss                                                                                            (8,358)

                                 ------------------------------------------------------    ----------------
Balance
        September 30, 2000             4,200,000          $4,200               $10,400              $6,242
                                 ======================================================    ================















See accompanying notes                F-4

                              FREEWILLPC.COM, INC.
                           a Development Stage Company

                             STATEMENT OF CASH FLOWS
           Period from inception (June 13, 2000) to December 31, 2000


                                                                  Period from
                                                                   Inception
                                                                (June 13, 2000)
                                                                      to
                                                                 Dec 31, 2000
                                                                ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                            ($8,358)
    Adjustments to reconcile net loss to net
            cash (used) by operating activities:
                Increase in accounts payable                              6,293
                Items not requiring cash:
                   Stock issued for services                              3,500
                   Amortization                                           1,945
                   Paid in capital by shareholder                           600
                                                                ----------------
NET CASH (USED) BY OPERATING ACTIVITIES:                                  3,980


CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of assets                                                        0

CASH FLOWS FROM FINANCING ACTIVITIES:
    Sale of common stock                                                    500

                                                                ----------------
    Total cash flows from financing activities                              500

                                                                ----------------

NET INCREASE IN CASH                                                     $4,480

CASH, BEGINNING OF PERIOD                                                     0
                                                                ----------------

CASH, END OF PERIOD                                                      $4,480
                                                                ================



Note:
-----
Non-cash investing activity - the company issued 200,000 shares valued at $0.05 per share for a total of $10,000 for development of its website.













See accompanying notes                F-5

                              FREEWILLPC.COM, INC.
                           a Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

Note A - Nature of Business  and  Summary of  Significant  Accounting  Policies:
--------------------------------------------------------------------------------
History: The Company was organized June 13, 2000 under the name of FreewillPC.com, Inc. in the State of Nevada and is in the development stage. The Company's business plan outlines its plan of operations which is to sell computers and computer peripheral equipment over the internet. Its development activities included the development of the Company's website and advertising its website to encourage borrowers to purchase items over the internet.

Basis of Accounting:
--------------------
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with generally accepted accounting principles. Sales are recorded as income in the period in which they are shipped and expenses are recognized in the period in which the related liability is incurred.

Revenue Recognition:
--------------------
Revenue is recognized when products are shipped. The company purchases and resells computers and records sales and costs of sales. For the peripheral equipment the Company sells for which it does not take possession of the product, it records as income the difference between the price it purchases items for and the amount it sells them for.

Cash and Cash Equivalents:
--------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Loss per Common Share:
----------------------
Loss applicable to common share is based on the weighted average number of shares of common stock outstanding during the period presented.

Accounting Estimates:
---------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock based compensation:
-------------------------
The Company accounts for stock based compensation in accordance with FAS 123 and APB No. 25 and the Financial Accounting Standards Board Interpretation No. 44. This requires that we base the issuance of stock at the fair value of the consideration received.

                              FREEWILLPC.COM, INC.
                           A Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

Note A - Nature of  Business  and  Summary of  Significant  Accounting  Policies
--------------------------------------------------------------------------------
(con't):  Software  Development  Costs:
---------------------------------------
The Company accounts for its software development costs under the provisions of Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which was issued by the AICPA in 1998. This requires the capitalization of the costs incurred in connection with developing or obtaining internal-use software.

Income Tax:
-----------
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax (ATM) system. The Company uses an asset and liability approach for the accounting and financial reporting of income tax as required by SFAS No. 109. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

Year End:
---------
The Company's year end is December 31.

Note B - Web site:
------------------

The Company's primary asset is its web site which is the center of its operational and income generating activities for which it paid $10,000. The cost of the web site is being amortized over three years starting in June 2000, the first month of operation.

The cost of developing the web site is accounted for under the provisions of Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which was issued by the AICPA in 1998. This requires the capitalization of the costs incurred in connection with developing or obtaining internal-use software.

In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 (FIN No. 44) "Accounting for Certain Transactions Involving Stock Compensation", an interpretation of APB Opinion No. 25" which was effective July 1, 2000. The website development was paid for by issuing 200,000 shares of common stock, the value of which was $0.05 per share which was arbitrarily determined and negotiated since there was no readily determinable market value for the Company's shares.

                              FREEWILLPC.COM, INC.
                           A Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

Note C - Stockholders' Equity:
-----------------------------
Common Stock:
-------------
The Company is authorized to issue 50,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At December 31, 2000, there were 4,200,000 shares outstanding. The Company has not paid a dividend to its shareholders.

Common stock issuances
----------------------
On June 13, 2000, the Company issued 4,000,000 shares to the President for $4,000, comprised of $500 cash and $3,500 of his services. The services were valued at $3,500 and the stock issued at par since it was impossible to determine the fair value of the services. The common stock was issued upon formation of the Company for services performed before, during and after formation of the Company.

On June 15, 2000, the Company issued to an unrelated party 200,000 shares for the development of its website valued at $10,000. The value assigned of to the website development was fair market value but the number of shares issued for this website was arbitrarily determined and negotiated by the Company and the developers of the website since there was no readily determinable market value for the shares. The basis for valuing the shares at $0.05 per share, which is substantially below the offering price per share to the public, is that the developers were giving services in exchange for stock before offering shares to the public and the website was a prerequisite for the Company to start in business which then allowed the Company to offer shares to the public. The value substantially below the public offering price was negotiated since the developers were not guaranteed that the Company would be able to sell stock to the public and no guarantee that the Company would be successful.

Note D - Income Taxes:
----------------------

The Company had a net operating loss of $8,358 for the period presented. No deferred tax asset has been recognized for the operating loss as any valuation allowance would reduce the benefit to zero.

         Operating losses expire:           2020              $8,358

The Company has adopted the asset and liability method of accounting for income taxes as required by SFAS No. 109. In accordance with SFAS No. 109, the Company has recorded a valuation allowance equal to the deferred tax asset as a result of the Company's "going concern" opinion referred to in Note F and the uncertainty that it will be realized.

                              FREEWILLPC.COM, INC.
                           A Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

Note D - Income Taxes (con't):
------------------------------

The components of the provision (benefit) for income taxes included in the financial statements as of December 31, 2000 are as follows:
         Deferred tax assets:
         Net operating loss carryforwards                           $(8,358)
         Valuation allowance                                           8,358
                                                                    ---------
         Total deferred income tax assets                                -0-
         Total deferred income tax liabilities                           -0-
                                                                    ---------
         Net deferred income tax assets                             $    -0-

The Company's effective tax rate on a pre-tax income (loss) from continuing operations differs from the U.S federal statutory rate as follows:
         U.S. federal statutory rate                                  (  34)%
         Increase (decrease) in rates resulting from:
              Change in valuation allowance for deferred tax asset       34 %
                                                                    ---------
         Effective tax rate                                               0 %

Note E - Related Party Transactions:
-----------------------------------

In June 2000, the Company issued to its President 4,000,000 shares in consideration for $4,000, comprised of $500 cash and $3,500 of his services. The services were valued at $3,500 and the stock was issued at par.

Note F - Going Concern:
-----------------------

The Company is a start up enterprise and as such has not generated revenues sufficient to cover its operating expenses. The company has minimal capital resources available to offset losses from operating and other obligations expected to be incurred given that it is a start up enterprise. Management of the Company is engaged in filing a Form SB-1 registration statement to raise a minimum of $50,000 and a maximum of $500,000 to cover its anticipated expenses during the phase until it reaches the point of profitability. Accordingly, the Company's continued existence is dependent upon the successful raising of capital by selling the aforementioned stock in the SB-1 offering, successful results from the Company's plan of operations, or obtaining financing. Unless these conditions among others are met, the Company may be unable to continue as a going concern.

         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this prospectus. If given or made, such other information or representation must not be relied upon as having been authorized by the company or by any underwriter. This prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

           TABLE OF CONTENTS
Prospectus Summary                                                          2
Corporate Information                                                       2
Risk Factors                                                                3
Forward Looking Statements                                                  4
Dilution                                                                    4
Plan of Distribution                                                        6
Use of Proceeds                                                             6
Description of Business                                                     7
Plan of Operations                                                          11
Description of Property                                                     12
Director's, Executive Officers and Significant Employees                    12
Remuneration of Officers and Directors                                      13
Interest of Management and Others in Certain Transactions                   14
Principal Shareholders                                                      14
Securities Being Offered                                                    14
Relationship with Issuer of Experts Named in Registration Statement         15
Legal Proceedings                                                           15
Selling Security Holders                                                    15
Changes In and Disagreements with Accountants on Accounting
     and Financial Disclosure                                               15
Disclosure of Commission Position of Indemnification for
     Securities Act Liabilities                                             15
Legal Matters                                                               16
Experts                                                                     16
Dividend Policy                                                             16
Transfer Agent                                                              16
Financial Statements                                                        F-1


Until the (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Indemnification of Directors and Officers

Not applicable.

Item 14.    Other Expenses of Issuance and Distribution

         All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

         The following table sets forth a reasonable itemized statement of all anticipated out-of-pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.

                                                  Minimum        Maximum
                                                  ------------------------
         SEC Registration Fee                     $    269       $     269
         Printing and Engraving Expenses             2,000          19,000
         Legal Fees and Expenses                     5,000           5,000
         EDGAR Fees                                  1,800           1,800
         Accounting Fees and Expenses                2,500           2,500
         Blue Sky Fees and Expenses                  5,000           5,000
         Miscellaneous                                 200             200
                                                  --------       ---------
                  TOTAL                           $ 16,769       $  33,769

Item 15.    Recent Sales of Unregistered Securities

         The Company sold on June 13, 2000 to its founder 4,000,000 shares of common stock which was issued to him for $4,000, composed of $500 cash and $3,500 of his services. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during June 2000, the founder, sole officer and director purchased stock for a combination of $500 cash and $3,500 of services.

         The Company issued 200,000 shares on June 15, 2000 to a company in consideration for building and developing the website. This stock was valued at $10,000 or $0.125 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on June 15, 2000, this company developed the web site in exchange for 200,000 shares of stock valued at $0.125 per share or a total of $25,000 with no broker dealer involved in the transaction. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

 Item 16.   Exhibits

         The following Exhibits are filed as part of the Registration Statement:

Exhibit No.               Identification of Exhibit
   3.1*  -      Articles of Incorporation
   3.2*  -      By Laws
   4.2*  -      Specimen Stock Certificate
  10.4   -      Subscription Escrow Agreement
  10.6*  -      Form of Subscription Agreement
  10.8   -      Website Development Agreement
  23.1   -      Opinion of Lamberth & Stewart, PLLC, Attorneys at Law
  23.2*  -      Consent of Lamberth & Stewart, PLLC, Attorneys at Law
  23.3   -      Consent of Charles E. Smith, Certified Public Accountant

* Filed previously

Item 17.        Undertakings
                The Registrant hereby undertakes to:
         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
                (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and
                (ii) Reflect in the prospectus any facts or events which, individually or together,represent a fundamental change in the information in the Registration Statement.

         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
             Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, being duly authorized, in the City of Rockwall, State of Texas, on the date indicated below.

                                                 FreewillPC.com, Inc.


                                                 By: /s/ David McCune
                                                     -----------------------
                                                     David McCune, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Signature                      Title                        Date
------------------------       ----------------------       ----------------


 /s/ David McCune              President, Secretary,
 -----------------------       Treasurer; Director          February 7, 2001
     David McCune